                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.   5)*


                        ALLIED HEALTHCARE PRODUCTS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  019222 10 8
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                                 (CUSIP Number)

                                  JOHN D. WEIL
      200 N. BROADWAY, SUITE 825, ST. LOUIS, MISSOURI 63102 (314) 421-4600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                AUGUST 25, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019222 10 8             13D                        PAGE 2  OF 6  PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    WOODBOURNE PARTNERS, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MISSOURI
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,429,500, subject to the disclaimer in Item 5.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,429,500, subject to the disclaimer in Item 5.
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,429,500, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     PN
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
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CUSIP No. 019222 10 8                   13D                    Page 3 of 6 Pages
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                         AMENDMENT NO. 5 TO SCHEDULE 13D

         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the ("Issuer"), in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996, Amendment No. 2 filed October 28, 1996, Amendment No. 3 filed May 28, 1997 and Amendment 4 filed May 11, 1998. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than Shares of Stock reported in Item 5 as held by Mr. Weil's son), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person"). Since the filing of Amendment No. 4 on May 11, 1998, Mr. Weil has purchased 4,000 shares of the Issuer's Stock through his Individual Retirement Account.

         The Cover Page for Woodbourne Partners, L.P. is hereby amended as shown in this Amendment No. 5. Items 4, 5 and 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         In Amendment No. 4 filed May 11, 1998, the Reporting Person reported that Summit Global Management, Inc. ("Summit"), an Ohio corporation and funds management firm owned shares of Stock of the Issuer for its clients. As reported in Amendment No. 4, Summit is a wholly owned subsidiary of PICO Holdings, Inc. ("PICO"), a California corporation, Mr. Weil is a member of the Board of Directors of both PICO and Summit and members of Mr. Weil's family own approximately 7.4% of the common stock of PICO. As of the date of this Amendment No. 5, Summit no longer owns shares of Stock of the Issuer either for its account or for the accounts of its clients.

         In Amendment No. 4 filed May 11, 1998, the Reporting Person reported that it was one of several purchasers of 14% Promissory Notes ("Note" or "Notes") in the aggregate principal amount of $5,000,000 which were issued and sold by the Issuer and certain of its affiliates pursuant to a certain Note Purchase Agreement dated August 7, 1997 (the "Note Purchase Transaction"). The principal amount of the Note purchased by the Reporting Person in connection with the Note Purchase Transaction was $2,000,000. In consideration of the purchase of the Notes, the Issuer agreed to issue warrants to the Reporting Person and the other purchasers to purchase an indicated number of shares of the Issuer's Stock. Specifically, the Reporting Person was issued a warrant as of August 7, 1997 to purchase 25,000 shares of the Issuer's Stock pursuant to, and upon the terms and conditions of, such warrant. Incident to refinancing of the Issuer's debt subsequent to the filing of Amendment No. 4, the Notes held by all purchasers, including the Reporting Person, were paid in full.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer. In connection with such election, Mr. Weil was granted an option to acquire up to 10,000 shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). Mr. Weil has been granted the following options to acquire the indicated number of additional shares of the Issuer's Stock under the Plan as consideration for his annual director's fee:

                                     DATE OF GRANT              NUMBER OF SHARES
                                     -------------              ----------------
                                        11/17/97                     1,000
                                         2/9/98                       500
                                        11/16/98                     1,500
                                         4/1/99                      5,000
                                        11/12/99                     1,000

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CUSIP No. 019222 10 8                   13D                    Page 4 of 6 Pages
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ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 1,429,500 shares of Stock in the manner hereinafter described:



                                                                                                   Percentage of
                                                  Relationship to                 Number of         Outstanding
       Shares Held in Name of                     Reporting Person                  Shares           Securities
       ----------------------                     -----------------               ---------        -------------
Woodbourne Partners L.P.              Reporting Person                                1,415,500        18.13%

John D. Weil                          Sole Director and Shareholder of the                4,000        0.05%
                                      General Partner of the Reporting Person

Gideon J. Weil                        Son of Sole Director and Shareholder of
                                      the General Partner of the Reporting
                                      Person                                             10,000         0.13%
                                                                                         ------         -----

TOTAL                                                                                 1,429,500         18.31%
                                                                                      =========         ======





     The foregoing percentages assume that the Issuer has 7,806,682 shares of Stock outstanding.

     All shares held in the name of family members of the sole director and shareholder of the corporate general partner of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of such individual.

     AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)

                                                                                     Pet
                                                                       Number       Price            Transaction
   Purchase/(Sale) in the Name of                       Date         of Shares     Per Share         Made Through
   ------------------------------                       ----         ---------     ---------         ------------
Woodbourne Partners, L.P.                              8/25/99         81,600        2.125         Jefferies & Co.

Woodbourne Partners, L.P.                              9/21/99         6,000        2.6875        Smith Moore & Co.

Woodbourne Partners, L.P.                              9/24/99         5,000         2.603           Consolidated

Woodbourne Partners, L.P.                              9/28/99         1,500         2.603           Consolidated

Woodbourne Partners, L.P.                              9/29/99         5,000        2.5625        Smith Moore & Co.

Woodbourne Partners, L.P.                              10/21/99        21,900       2.4375        Smith Moore & Co.


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CUSIP No. 019222 10 8                   13D                    Page 5 of 6 Pages
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

Woodbourne Partners, L.P.                              10/22/99        4,000         2.375        Smith Moore & Co.

Woodbourne Partners, L.P.                              11/15/99        27,800        2.500            Huntleigh

Woodbourne Partners, L.P.                              11/18/99        30,000       2.9375        Smith Moore & Co.

Woodbourne Partners, L.P.                              11/23/99        9,200         2.808        Smith Moore & Co.

Woodbourne Partners, L.P.                              11/24/99        3,500         2.902        Smith Moore & Co.


     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         In Amendment No. 4 filed May 11, 1998, the Reporting Person reported that Summit Global Management, Inc. ("Summit", an Ohio corporation and funds management firm owned shares of Stock of the Issuer for its clients. As reported in Amendment No. 4, Summit is a wholly owned subsidiary of PICO Holdings, Inc. ("ICO", a California corporation, Mr. Weil is a member of the Board of Directors of both PICO and Summit and members of Mr. Weil's family own approximately 7.4% of the common stock of PICO. As of the date of this Amendment No. 5, Summit no longer owns shares of Stock of the Issuer either for its account or for the accounts of its clients.

         In Amendment No. 4 filed May 11, 1998, the Reporting Person reported that it was one of several purchasers of 14% Promissory Notes ("Note" or "Notes") in the aggregate principal amount of $5,000,000 which were issued and sold by the Issuer and certain of its affiliates pursuant to a certain Note Purchase Agreement dated August 7, 1997 (the "Note Purchase Transaction"). The principal amount of the Note purchased by the Reporting Person in connection with the Note Purchase Transaction was $2,000,000. In consideration of the purchase of the Notes, the Issuer agreed to issue warrants to the Reporting Person and the other purchasers to purchase an indicated number of shares of the Issuer's Stock. Specifically, the Reporting Person was issued a warrant as of August 7, 1997 to purchase 25,000 shares of the Issuer's Stock pursuant to, and upon the terms and conditions of, such warrant. Incident to refinancing of the Issuer's debt subsequent to the filing of Amendment No. 4, the Notes held by all purchasers, including the Reporting Person, were paid in full.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer. In connection with such election, Mr. Weil was granted an option to acquire up to 10,000 shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). Mr. Weil has been granted the following options to acquire the indicated number of additional shares of the Issuer's Stock under the Plan as consideration for his annual director's fee:

                                     DATE OF GRANT              NUMBER OF SHARES
                                     -------------              ----------------
                                        11/17/97                     1,000
                                         2/9/98                       500
                                        11/16/98                     1,500
                                         4/1/99                      5,000
                                        11/12/99                     1,000

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CUSIP No. 019222 10 8                   13D                    Page 6 of 6 Pages
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     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WOODBOURNE PARTNERS, L.P.,

                                        by its General Partner, CLAYTON
                                        MANAGEMENT COMPANY



                                               /s/ John D. Weil
                                        ------------------------------
                                        John D. Weil, President


                                        December 14, 1999